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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10 )*


                           Merit Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   589889-10-4
                                  -------------
                                  (CUSIP Number)

                                December 31, 2000
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)
         [ ]        Rule 13d-1(c)
         [X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589889-10-4
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Fred P. Lampropoulos
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization    United States
                                              ----------------

--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power          834,248.493
Shares Bene-
ficially                   6.       Shared Voting Power        None
Owned by Each
Reporting                  7.       Sole Dispositive Power     834,248.493
Person With:
                           8.       Shared Dispositive Power   None
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person  834,248.493
                                                                  ------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)     10.3%
                                                        ---------

12.  Type of Reporting Person (See Instructions)        IN
                                                     -----

CUSIP No.  589889-10-4
--------------------------------------------------------------------------------

Item 1.

         (a)    Name of Issuer:   Merit Medical Systems, Inc. (the "Company")

         (b)    Address of Principal  Executive Offices:
                1600 West Merit Parkway, South Jordan, UT 84095

Item 2.

         (a)    Name of Person Filing:
                Fred P. Lampropoulos (the"Reporting Person")

         (b)    Address of  Principal  Business  Office, if none, Residence:
                1600 West Merit Parkway, South Jordan, UT 84095

         (c)    Citizenship:  United States

         (d)    Title of Class of Securities:
                Common Stock, No Par Value (the "Commonn Stock")

         (e)    CUSIP Number:  589889-10-4

Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         (a) Amount Beneficially Owned: As of December 31, 2000, the Reporting Person was the beneficial owner of 834,248.493 shares of the Common Stock, which included 16,547.493 shares owned by the Reporting Person pursuant to the Company's 401(k) Plan, based upon the most recent plan statement timely distributed, and 332,500 shares that the Reporting Person had the right to acquire pursuant to options that were exercisable as of December 31, 2000 or exercisable within the sixty (60) day period following December 31, 2000.

         (b) Percent of Class: 10.3%

         (c) Number of shares as to which the Reporting Person has:

             (i) Sole power to vote or to direct the vote: 834,248.493 shares of the Common Stock

             (ii)  Shared power to vote or to direct the vote: None

             (iii) Sole  power to  dispose  or to  direct  the  disposition  of:
                   834,248.493 shares of the Common Stock

             (iv)  Shared power to dispose or to direct the disposition of: None

CUSIP No.   589889-10-4
--------------------------------------------------------------------------------


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following                 [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

          Not applicable.

Item 8.  Identification and Classification of Members of the Group

          Not applicable

Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          Not applicable.

CUSIP No.  589889-10-4
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2001



By /s/ Fred P. Lampropoulos
---------------------------
       Fred P. Lampropouos